AB
12/31

08033464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2007 AND ENDING October 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Brown — 212-667-8082
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dan Brown , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp. as of October 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Daniel R. Brown

Signature

Chief Financial Officer

Title

GREGORY RODRIGUEZ
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01RO6040176
QUALIFIED IN BRONX COUNTY
MY COMMISSION EXPIRES 04/17/20 10

Gregory Rodriguez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  - consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

CIBC World Markets Corp. and Subsidiaries
Year Ended October 31, 2008
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

Year Ended October 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries (the Company) as of October 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 17, 2008

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2008

(Dollars in Thousands, Except for Share and Par Value Information)

Assets	
Cash	$ 32,151
Cash segregated pursuant to federal and other regulations	25,000
Securities purchased under resale agreements	5,229,455
Securities borrowed	3,415,797
Receivable from broker-dealers and clearing organizations	163,138
Receivable from customers	148,402
Securities owned, at fair value, including $48,277 of securities pledged	593,451
Due from affiliates – income taxes	126,490
Securities received as collateral, at fair value	367,089
Other assets	151,778
Total assets	$ 10,252,751
Liabilities and shareholders' equity	
Liabilities:	
Short-term loan	$ 6,000
Securities sold under repurchase agreements	5,680,486
Securities loaned	1,587,964
Payable to broker-dealers and clearing organizations	113,505
Payable to customers	207,831
Securities sold, not yet purchased, at fair value	471,069
Accrued employee compensation and benefits	57,907
Obligation to return securities received as collateral, at fair value	367,089
Other liabilities and accrued expenses	94,397
	8,586,248
Commitments and contingencies *(Notes 8 and 10)*	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,800 shares authorized; 6,758 shares issued and outstanding	1,690
Additional paid-in capital	930,986
Accumulated deficit	(299,567)
Accumulated other comprehensive loss	(12,106)
	621,003
Total liabilities and shareholders' equity	$ 10,252,751

See notes to consolidated statement of financial condition.

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("DHI"). DHI is a wholly owned subsidiary of CIBC World Markets Inc. ("WMI"). WMI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada.

All intercompany balances have been eliminated upon consolidation.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2007.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency and principal basis.

The Company is currently not clearing commodities on behalf of customers. In 2003, the Company ceased clearing commodities for customers when the Wealth Management Division was sold to Oppenheimer Holdings Inc. ("Oppenheimer").

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on listed market prices.

1. Organization and Significant Accounting Policies (continued)

All derivative instruments are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives. Otherwise, fair value is estimated, using pricing models that consider the time value and volatility factors underlying these instruments and other economic measurements. Where appropriate, fair value estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of these derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Derivatives with positive fair values are reported as assets in receivable from broker-dealers and clearing organizations while derivatives with negative fair values are reported as liabilities in payable to broker-dealers and clearing organizations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

1. Organization and Significant Accounting Policies (continued)

Securities Borrowed/Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. In a non-cash securities lending transaction the securities received as collateral are recorded at fair value on the Consolidated Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin lending agreements is used to cover short positions and to enter into secured financing transactions.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets in the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date.

Income Taxes

The Company uses the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Share-Based Payment

The Company provides compensation to certain employees in the form of stock options and/or restricted share-based awards ("RSAs") in the stock of CIBC. Forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures. The holders of RSAs are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC. Settlement of grants made under the plan may be either in CIBC common shares or the equivalent cash value in accordance with the terms of the grant at the election of the employee.

(Dollars in Thousands)

1. Organization and Significant Accounting Policies (continued)

Limited Partnerships

According to FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46R"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. FIN 46R provides that a controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

The Company uses the accounting guidance issued by FASB in Emerging Issues Task Force Abstract (EITF) 04-5 *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights* when determining whether a general partner controls a limited partnership. The EITF guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests as a general partner in partnership structures that have another unrelated general partner. They work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership, therefore the Company's interest in these partnerships are accounted for under the equity method.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). The interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that

(Dollars in Thousands)

1. Organization and Significant Accounting Policies (continued)

position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. The provisions of FIN 48 became effective for the Company's fiscal year beginning November 1, 2007. The Company's adoption of FIN 48 did not have a significant impact on its financial statements.

Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* – an amendment of FASB Statements No. 87, 88, 106 and 123 (R) ("SFAS No. 158"). This statement requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet. The statement also requires an entity to measure the funded status of a plan as of the date of its year end balance sheet. The requirement to recognize the funded status of the defined benefit postretirement plan became effective for the Company for the year ending October 31, 2007. The effect of the change in accounting policy did not have a significant impact. The requirement to measure the plan assets and benefit obligations as of the date of the entity's fiscal year-end balance sheet is effective for the Company on October 31, 2009. The Company is currently evaluating the impact of the adoption of this requirement and does not expect the impact to be significant.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it does change current practice. The Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its financial statements and does not expect the impact to be significant.

(Dollars in Thousands)

1. Organization and Significant Accounting Policies (continued)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedging procedures. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007, and early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact that the adoption that SFAS No. 159 will have on its financial statements and does not expect the impact to be significant.

2. Cash and Cash Segregated Pursuant to Federal and Other Regulations

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. Substantially all cash is on deposit with major money center banks.

Cash segregated pursuant to federal and other regulation includes cash segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2008 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 77,610
Securities failed to deliver	25,570
Dividends and interest receivable	20,799
Receivable from Oppenheimer	36,776
Other	2,383
	$ 163,138

(Dollars in Thousands)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations (continued)

Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 12,167
Securities failed to receive	43,370
Fair value of over the counter derivatives	12,056
Dividends and interest payable	9,826
Payable to Oppenheimer	30,015
Payable to other brokers	4,942
Other	1,129
	$ 113,505

Securities borrowed, securities loaned, securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly their carrying amounts are a reasonable estimate of fair value.

4. Receivable from and Payable to Customers

Balances receivable from securities customers are generally collateralized by marketable securities. Balances payable to securities customers primarily represent amounts payable against receipts of marketable securities.

5. Secured Financing Transactions

At October 31, 2008, the fair value of collateral accepted under reverse repurchase agreements, securities borrow transactions and for customer margin loans was $8,639,409, all of which was sold or re-pledged.

Securities purchased under resale agreements with a market value of $1,588 have been segregated in a special reserve bank account for the exclusive benefit of Proprietary Accounts of Introducing Broker Dealers pursuant to Rule 15c3-3 of the Securities Exchange Act.

(Dollars in Thousands)

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2008 consisted of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 107,465	$ 179,561
Canadian government and provincial obligations	370,638	192,910
State and municipal obligations	–	24
Corporate bonds	115,101	98,535
Stocks and warrants	247	39
	$ 593,451	$ 471,069

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

The Company and its affiliates participate in transactions to arrange financing for third parties.

The Company and its affiliates purchase goods and services from un-affiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

(Dollars in Thousands)

7. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated financial statements:

Assets	
Securities purchased under resale agreements	$ 73,923
Securities borrowed	1,799,119
Receivable from broker-dealers and clearing organizations	13,388
Receivable from customers	64,233
Due from affiliates – income taxes	126,490
Securities received as collateral, at fair value	120,135
Other assets	16,291
Liabilities	
Short-term bank loan	6,000
Securities sold under repurchase agreements	4,280,487
Securities loaned	80,438
Payable to broker-dealers and clearing organizations	12,057
Payable to customers	176,713
Obligation to return securities received as collateral, at fair value	120,135
Other liabilities and accrued expenses	2,449
Liabilities subordinated to claims of general creditors	1,045,500

In April 2008, the Company sold at fair value a portfolio of Yankee certificate of deposits to an affiliate for cash settlement to pay down $496,000 of a $1,000,000 short-term note payable. In October 2008, the Company repaid the affiliate the remaining $504,000 of the short-term note payable with cash.

In October 2008, the Company sold at fair value a portfolio of mortgage backed securities to an affiliate for cash settlement to pay down $723,000 of a $1,041,000 short-term note payable advanced by an affiliate. The Company repaid the affiliate the remaining $318,000 of the short-term note payable with cash.

In October 2008, the Company sold at fair value a high yield bond position to an affiliate for $91,396 cash.

(Dollars in Thousands)

7. Related Party Transactions (continued)

The Company has pledged securities with a fair value of $434,824 to an affiliate against securities borrowed from an affiliate with a fair value of $318,290. The Company has entered into interest rate swap agreements with affiliates which have a notional value of $40,785 and a fair value of ($12,056) included in payable to broker-dealers and clearing organizations.

Additionally, the Company made loans to employees in the amount of $341.

8. Liability Subordinated to Claims of General Creditors

Liability subordinated to claims of general creditors as of October 31, 2008, was recorded on the Consolidated Statement of Financial Condition and consisted of the following:

Subordinated loan due July 2011	$ 1,045,500

The subordinated loan maturing July 2011 bears interest at the three-month LIBOR rate plus seventy-five basis points per annum. The fair market rate for a similar funded loan would be approximately three-month LIBOR rate plus two hundred and thirty-eight basis points.

Additionally, the Company has two revolving subordinated loan facilities in an amount of $300,000 each, which represent commitments by an affiliate to fund the Company. These committed facilities expire on September 15, 2009 and September 15, 2010, respectively and were not utilized as of October 31, 2008. The Company is not charged a fee for unutilized commitments. The fair market rate for a similar funded commitment would be approximately one-month LIBOR rate plus one hundred and thirty-five basis points and one-month LIBOR rate plus two hundred and twenty-five basis points for the notes that expire on September 15, 2009 and September 15, 2010, respectively. The note due September 15, 2009 has effectively matured. In accordance with the revolving subordinated loan agreement, the affiliate lender will only provide funding up to September 15, 2008 with a final repayment of any outstanding balance on September 15, 2009.

The liability subordinated to claims of general creditors is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and constitutes part of the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h). The liability may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

(Dollars in Thousands)

9. Income Taxes

The Company is part of the consolidated U.S. federal income tax return filed by DHI. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

Pursuant to an intercompany tax allocation agreement, the Company's current tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's loss and credit utilization are calculated to the extent the consolidated group has capacity to utilize such loss and credit carryovers.

The valuation allowance was reduced by $7,621, from $51,679 to $44,058, which fully offsets deferred tax assets attributable to NYS and NYC net operating losses ("NOL"). The decrease was due to the current year utilization of NYS and NYC NOL carryforwards. The Company believes that the current level of valuation allowance is sufficient based on all available evidence, that it is more likely than not that the remaining deferred tax assets will not be realized prior to expiration.

Under SFAS No. 109, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at future income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2008, the amount due from DHI that pertains to income taxes was $126,490, recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in such amounts due from DHI are net deferred tax assets of $57,103. The principal temporary differences that give rise to the Company's deferred tax assets are net operating losses, restructuring expenses and charitable contribution carryovers. Additionally, the principal temporary differences that give rise to the Company's deferred tax liabilities are deferred compensations, mark-to-market differences, and other reserves.

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, primarily in New York City, under non cancelable operating leases expiring on various dates between 2009 and 2015. At October 31, 2008, aggregate minimum rental commitments for non-cancelable leases are as follows:

(Dollars in Thousands)

10. Commitments and Contingencies (continued)

Year ending October 31,

	Leased	Sub-leased
2009	$ 9,199	$ 7,799
2010	8,252	7,852
2011	6,920	6,577
2012	1,676	1,495
2013	1,597	1,555
2014 and thereafter	1,752	1,752
	$ 29,396	$ 27,030

Some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2008, the Company remained primarily liable for minimum rental commitments of $27,030 for leases on premises that have been surrendered to the landlord or subleased to a third party tenant. The Company's commitments on these leases expire on various dates between 2009 and 2015. The Company expects to receive $16,635 which represents the minimum amount due from third party tenants on non-cancelable subleases through 2015. The Company has provided adequate reserves for any projected losses on these sub-leases.

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer in 2003, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2008, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year Ending October 31:	
2009	$ 4,336
2010	3,923
2011	3,955
2012	3,733
2013	3,516
2014 and thereafter	4,238
	$ 23,701

(Dollars in Thousands)

10. Commitments and Contingencies (continued)

Other Commitments

At October 31, 2008, the Company had outstanding commitments to repurchase, to borrow, to fund investments in partnerships and a letter of credit of approximately $100,000, $17,312, $5,199 and $30, respectively.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

11. Employee Benefit and Other Compensation Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code.

The Company provides compensation to certain employees in the form of share-based awards and/or stock options. Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent company stock options on the date of grant:

For the Year Ended October 31, 2008:	
Weighted-average assumptions	
Risk-free interest rate	4.33%
Expected dividend yield	6.23%
Expected share price volatility	32.35%
Expected life	6 years

(Dollars in Thousands)

11. Employee Benefit and Other Compensation Plans (continued)

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. The Company's expense for the ESOP was not significant.

Under the RSA Plan, certain key employees are granted awards to receive CIBC common shares. Some granted awards are settled in the cash equivalent of CIBC common shares. In general, RSAs vest one-third annually beginning in the year after the grant.

Awards are granted to employees by the Parent and are settled by the Parent. The Parent allocates the costs of these awards to the Company. For the year ended October 31, 2008, the Company paid CIBC $80,920 for RSAs awarded.

12. Postretirement Benefits

Healthcare

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. Effective November 1, 2007, the Company adopted SFAS No. 158. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by Company, therefore the actuarial information presented here is for the entire plan.

Pursuant to the adoption of SFAS No. 158 the amounts recognized in accrued employee compensation and benefits and other comprehensive income (net of taxes) are as follows:

At October 31, 2008	
Net transition (asset)/obligation	$ 1,227
Net (gain)/loss	(554)
Other comprehensive loss	$ 673

The estimated amortization of amounts in accumulated other comprehensive income into the net periodic benefit cost for the fiscal year ending October 31, 2009 is $169.

(Dollars in Thousands)

12. Postretirement Benefits (continued)

The discount rates used at October 31, 2008 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retiree healthcare plan were as follows:

At October 31, 2008:	
Discount rate	6.25%
Initial healthcare trend rate	8.50%

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated postretirement benefit obligation for retiree benefit plans are as follows:

For the Year Ended October 31, 2008:	
Benefit obligation at beginning of year	$ 20,455
Service cost	460
Interest cost	1,162
Curtailment (gain) or loss	(1,059)
Special termination benefit(gain) or loss	804
Actuarial (gain) or loss	(1,211)
Benefits paid	(435)
Benefits Obligation at the End of Year	$ 20,176

The Company has recorded its allocated portion of the benefit obligation related to the plan. The remaining portion is recorded on the books of an affiliate. Increasing the healthcare cost trend rates by one percentage point would have increased service and interest costs $230 and increased the postretirement benefit obligation $2,263. A one percent decrease in trend rates would result in decreased service and interest cost of $185 and a decreased postretirement benefit obligation of $1,851.

The estimated healthcare benefit payments are as follows:

For the year ended October 31:	
2009	$ 1,019
2010	1,078
2011	1,149
2012	1,184
2013	1,195
2014 – 2018	6,679

(Dollars in Thousands)

12. Postretirement Benefits (continued)

Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan"). This is a single Pension Plan which multiple CIBC affiliates participate in. Under IRS regulations each of the affiliated companies is jointly and severally liable for the Pension Plan. The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by company, therefore the actuarial information presented is for the entire plan.

Pursuant to the adoption of SFAS No. 158, the amounts recognized in accrued employee compensation and benefits and other comprehensive income (net of taxes) are as follows:

At October 31, 2008:	
Prior service cost	$ 811
Net (gain)/loss	19,130
Other comprehensive loss	$ 19,941

The estimated amortization of amounts in accumulated other comprehensive income into the net periodic benefit cost for the fiscal year ending October 31, 2009 is $953.

The discount rates at October 31, 2008 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for the pension plan were as follows:

October 31, 2008:	
Discount rate	6.25%
Compensation increases	Varies by grade
Expected return on assets	8.0%

(Dollars in Thousands)

12. Postretirement Benefits (continued)

To determine the expected long-term rate of return on the pensions plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those reasonably expected to be earned by employees in the future. The projected employer contribution to the plan, for the Company and its affiliates, for the next fiscal year is $279.

Benefit obligations are described in the following tables. Accumulated and Projected Benefit Obligations (ABO and PBO) represent the obligations of the pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

The components of projected benefits obligation

For the Year Ended October 31, 2008:		
Benefit obligation at Beginning of Year	$	88,945
Service cost		2,130
Interest cost		5,162
Curtailment (gain) or loss		185
Special termination benefit		1,048
Settlement (gain) or loss		(12,555)
Actuarial (gain) or loss		279
Benefits Paid		(3,086)
Benefits Obligation at the End of Year	$	82,108

The accumulated benefit obligation at October 31, 2008 is $78,850.

The estimated pension benefit payments are as follows:

For the Year Ended October 31:		
2009	$	8,381
2010		4,203
2011		4,174
2012		4,295
2013		4,499
2014 – 2018		25,109

(Dollars in Thousands)

12. Postretirement Benefits (continued)

The pension plan assets are held in trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

The pension plan assets are described below:

For the Year Ended October 31, 2008:	
Balance at November 1, 2007	$ 72,752
Actual loss on plan assets	(7,402)
Employer contributions	19,110
Benefits Paid	(15,641)
Benefits Obligation at the End of Year	$ 68,819

The weighted-average asset allocations are as follows:

For the Year Ended September 31, 2008:	
Equity securities	45%
Debt securities	36
Cash	19
Total	100%

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Consolidated Statement of Financial Condition at the October 31, 2008 fair value of the securities.

(Dollars in Thousands)

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2008.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of interest rate contracts and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in interest rate contracts from unfavorable changes in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

The contractual or notional amounts of derivative instruments as of October 31, 2008 are set forth below:

	Notional	Fair Value Asset (Liability)
Exchange-traded and over-the-counter options:		
Securities and stock indices written	$ 325	$ –
Interest rate contracts:		
Interest rate swaps purchased	40,785	(12,056)

Derivative financial instruments are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of derivative financial instruments at October 31, 2008 is included in payable to broker-dealers and clearing organizations for interest rate contracts, and securities owned and securities sold, not yet purchased at fair value for exchange traded and over-the-counter options.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The notional or contractual amounts above do not represent the potential market or interest rate risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's interest rate risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. At October 31, 2008, the Company had a $152,317 concentration of credit risk with a major money center bank. This is the Company's maximum amount of loss due to the credit risk if the counterparty failed to perform according to the terms of the securities lending agreement. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure

(Dollars in Thousands)

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

14. Net Capital Requirements

As a registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of the non-customer risk maintenance margin requirement as defined by the CFTC, whichever is greater.

As of October 31, 2008, the Company's net capital under the Uniform Net Capital Rule was $1,123,208 and the amounts in excess of 2% and 5% of aggregate debit items were $1,114,285 and $1,100,901, respectively.

15. Discontinued Operations

Effective January 1, 2008, the Parent sold the Company's U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and its Israeli investment banking and equities businesses (the "transferred businesses") to Oppenheimer. The sale to Oppenheimer of certain other U.S. capital markets-related businesses located in the U.K. and

15. Discontinued Operations (continued)

Asia closed in the fourth quarter of 2008. In consideration, Oppenheimer provided the Parent warrants for one million shares exercisable at the end of five years. In addition, Oppenheimer will pay the Company a minimum deferred purchase price of $25,000 at the end of five years based on the earnings of the transferred businesses. Included in receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition is $18,000 which represents the current present value of the deferred purchase price.

The Company provided indemnities of up to $25,000 in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses. As of October 31, 2008, the Company had accrued approximately $4,000 to cover for any future reimbursements related to these indemnities.

Pursuant to the sale agreement, the Parent invested in a $100,000 subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer's business, with each loan subject to approval by the Parent's credit committee.

END